Zentek Announces Appointment of Mohammed Jiwan as Chief Executive Officer

Guelph, ON - November 25, 2025, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), is pleased to announce the appointment of Mohammed (Moe) Jiwan as Chief Executive Officer ("CEO") and a director of the Company, effective December 1, 2025.

Mr. Jiwan joins Zentek with over 20 years of operational, capital markets, and innovation leadership across public companies and high-growth ventures in technology, healthcare, and life sciences. He has turned advanced technologies into scalable businesses and built organizations that deliver commercial value through disciplined execution and a deep understanding of regulated scientific and technology environments. Over his career, Mr. Jiwan has demonstrated an ability to secure and structure significant investment in the form of equity, senior debt, and growth capital and led major public-company transactions that created substantial shareholder value. He has also driven multiple innovation awards, funding rounds, and strategic M&A outcomes.

"Today's announcement is more than a leadership transition; it marks the beginning of a disciplined transformation of our Company," said John Snisarenko, Chair of the Board of Zentek. "Moe's extensive hands-on leadership and board-level advisory experience, coupled with a proven track record of significant shareholder value creation, position him to guide the Company into its next phase of growth and on a trajectory toward long-term success."

"I am honored and proud to lead the Zentek team and help unlock the value of the compelling opportunities we have before us," said Mr. Jiwan. "We are at a meaningful inflection point as a Company, and our mandate now is to unlock the full value of our technologies and assets, secure the capital required to grow, and deliver on the commercial progress our shareholders deserve."

The Board of Directors thanks Wendy Ford, interim CEO and Chief Financial Officer, for her leadership and contributions during the CEO transition, and looks forward to her continued contributions as Chief Financial Officer.

The Company further announces that it has granted effective November 25, 2025 to certain officers, directors, and consultants of the Company, (i) stock options to acquire an aggregate of 475,000 common shares at a price of $1.06 per common share for a period of three years, vesting for officers and directors 1/3 on the date of grant, 1/3 on December 1, 2026, and 1/3 on December 1, 2027; and (ii) an aggregate of 425,000 restricted share units vesting on December 1, 2026. The securities issued to officers and directors of the Company are subject to a four-month hold period from the date of grant.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™ is shown to have enhanced viral filtration efficiency for surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is in Guelph, Ontario.

For further information:

Investorrelations@zentek.com

Ryan Shacklock

Senior VP, Strategy & Business Development

Email: rshacklock@zentek.com

Phone: 306-270-9610

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.